UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

H&E Equipment Services, Inc.

(Name of Subject Company)

H&E Equipment Services, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404030108

(CUSIP Number of Common Stock)

Bradley W. Barber

7500 Pecue Lane

Baton Rouge, Louisiana 70809

(225) 298-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Derek Winokur

Iliana Ongun

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by H&E Equipment Services, Inc., a Delaware corporation (the “Company” or “H&E Equipment Services”), with the Securities and Exchange Commission (the “SEC”) on March 19, 2025.

The Schedule 14D-9 relates to the cash and stock tender offer (the “Offer”) by HR Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Herc Holdings Inc., a Delaware corporation (“Herc”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), in exchange for, on a per-Share basis, (i) $78.75 and (ii) 0.1287 shares of Herc common stock, in each case, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Exchange, dated March 19, 2025. The Offer is disclosed in the Tender Offer Statement on Schedule TO, filed by Herc and Merger Sub with the SEC on March 19, 2025, and is made upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, which is part of a Registration Statement on Form S-4 that Herc filed on March 19, 2025, with the SEC, and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment No. 1 refer to the Schedule 14D-9.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is hereby added immediately after the last paragraph under the subsection entitled “(b) Tender Offer and Merger” on page 4 of the Schedule 14D-9:

On April 16, 2025, Herc announced the extension of the Offer, which was previously scheduled to expire at one minute after 11:59 p.m. Eastern Time, on Tuesday, April 15, 2025, in accordance with the Merger Agreement to one minute after 11:59 p.m., Eastern Time, on Tuesday, April 29, 2025, unless further extended in accordance with the Merger Agreement.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth under the subsection entitled “(d) Regulatory Approvals—United States Antitrust Compliance” on pages 48 and 49 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”, and together with the Antitrust Division, the “Reviewing Agencies”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash and stock tender offer is 30 days, but this period may generally be shortened if the Reviewing Agency grants “early termination” (“ET”). The initial waiting period may also be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or it may be extended if the Reviewing Agency issues a request for additional information and documentary material, in which case the waiting period expires 30 days after the date when both persons have substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Herc each filed a Premerger Notification and Report Form (the “HSR Notification Form”) under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on March 12, 2025. On April 11, 2025, Herc voluntarily withdrew its filing to provide the FTC with additional time for review, and refiled the HSR Notification Form on April 14, 2025. Following the refiling, the ~~The~~ required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time, on ~~April 11~~ May 14, 2025, unless (a) the Reviewing Agencies grant ET for this transaction, thereby shortening the period, (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a Reviewing Agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Herc and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The following subsection is added immediately before the heading “(i) Cautionary Note Regarding Forward-Looking Statements” on page 56 of the Schedule 14D-9:

(i) Extension of the Offer

On April 16, 2025, Herc announced the extension of the Offer, which was previously scheduled to expire at one minute after 11:59 p.m. Eastern Time, on Tuesday, April 15, 2025, in accordance with the Merger Agreement to one minute after 11:59 p.m., Eastern Time, on Tuesday, April 29, 2025, unless further extended in accordance with the Merger Agreement.

The Depository and Paying Agent for the Offer has advised Herc that as of close of business on Tuesday, April 15, 2025, a total of 17,906,866 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 48.84% of the outstanding Shares, and an additional 385,504 Shares were tendered pursuant to guaranteed delivery procedures, representing approximately an additional 1.05% of the outstanding Shares.

The heading “(i) Cautionary Note Regarding Forward-Looking Statements” on page 56 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(j) Cautionary Note Regarding Forward-Looking Statements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2025

H&E EQUIPMENT SERVICES, INC.

By:	/s/ Leslie S. Magee
Name: Leslie S. Magee
Title: Chief Financial Officer and Secretary

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